LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER (202) 274-2003	WRITER’S EMAIL mbrown@luselaw.com

September 27, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn:	Ms. Kathryn McHale

Re:	Home Bancorp Wisconsin, Inc.
Registration Statement on Form S-1 (File No. 333-189668)

Dear Ms. McHale:

On behalf of Home Bancorp Wisconsin, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”). Set forth below are the comments from the Staff’s comment letter dated July 25, 2013, as well as the Company’s responses to those comments. In addition to the revisions to the Company’s prospectus referred to in our responses below, the prospectus has been revised in response to comments received from the Wisconsin Department of Financial Institutions and state securities regulators. We have also updated the financial statements and financial information in the prospectus to include information as of June 30, 2013. The Amended Form S-1 has been marked to reflect changes from the original filing.

Summary

Emerging Growth Company Status, page 15

1.

We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not

Ms. Kathryn McHale

September 27, 2013

they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company has not provided, and has not authorized anyone to provide, any written communications, as defined in Rule 405 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. In addition, the Company is not aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating in, or will participate in, the Company’s offering. Exhibit 99.4 to the Company’s Registration Statement contains copies of the marketing materials that the Company intends to distribute in connection with the offering. The Company undertakes to provide the staff with all copies of any additional written communications provided to potential investors as well as any research reports that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933.

How We Intend to Use the Proceeds from the Offering, page 33

2.	Please revise your disclosure to clearly state how much of the expected proceeds will be invested into Home Savings Bank in order to bring it into compliance with the Memorandum of Understanding. Please also state how much of the expected proceeds will be invested in the bank to increase its Tier 1 capital to total assets ratio of at least 10%, as discussed on page 37.

The Company has provided additional disclosure in the referenced section regarding the amount of proceeds the Company expects to invest in Home Savings Bank (the “Bank”) to ensure that the Bank will have Tier 1 capital of at least 10.0% of total assets immediately following the conversion. As noted in the added disclosure, the memorandum of understanding only requires that the Bank maintain Tier 1 capital of at least 8.0% of total assets.

Business of Home Savings Bank – Lending Activities – Allowance for Loan Losses, page 76

3.	We observe from Note 4 to your financial statements on pages F-20 and F-69 that the allowance for loan losses collectively evaluated as a percentage of loans collectively evaluated for impairment has been consistently increasing from September 30, 2011 through March 31, 2013 despite a decrease in the associated loan balance. Please tell us in detail and revise your filing to more comprehensively discuss the reasons for this trend and its relationship with observed changes in the credit quality of your collectively evaluated portfolio for each period presented in your filing.

Ms. Kathryn McHale

September 27, 2013

Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your collectively evaluated loan portfolio and how this change, as well as any other key drivers, impacted your collectively evaluated allowance for loan losses. For instance, discuss trends in the types of loans and related credit risk included in this portfolio, trends in historical losses incorporated in your allowance methodology, and trends observed in specific qualitative factors.

The Company has provided additional disclosure on page 76 in response to the Staff’s comment.

Regulation and Supervision

Informal Agreement with Regulators, page 85

4.	For each of the conditions to the Memorandum of Understanding disclosed, please describe the actions taken to resolve the issues, including a summary of your progress to date.

The Company has provided additional disclosure on pages 84-85 in response to the Staff’s comment.

Management

Benefit Plans and Agreements, page 107

5.	We note your disclosure on page 109 that the bank anticipates entering into an employment agreement with another officer in addition to Mr. Bradley, and a one-year change in control agreement with another officer. Please identify the officers described, file the form agreements as exhibits to the registration statement, or explain how you determined that you are not required to do so.

As a smaller reporting company, the Company is subject to the scaled disclosure and reporting requirements described in Regulation S-K. Item 402(m)(2) of Regulation S-K requires a smaller reporting company to provide disclosure for each named executive officer, which generally includes the principal executive officer and the registrant’s two most highly paid executive officers other than the principal executive officer. However, Instruction 1 to Item 402(m)(2) provides that no disclosure is required for any executive officer, other than the principal executive officer, whose total compensation does not exceed $100,000. The Company has only one named executive officer, the principal executive officer, since no other executive officer of the Company received total compensation for the year ended September 30, 2012 in excess of $100,000.

Ms. Kathryn McHale

September 27, 2013

Item 402(o) of Regulation S-K requires a narrative description of any material factors necessary to an understanding of the information disclosed in the Summary Compensation Table, including the material terms of each named executive officer’s employment agreement or arrangement. The Company’s Summary Compensation Table and related narrative describes the proposed employment agreement for the Company’s principal executive officer because he is the only named executive officer. Item 402(o) of Regulation S-K does not require a narrative description of employment agreements or arrangements that the Company intends to enter into with other employees unless such individuals are named executive officers. Accordingly, such a narrative description has not been provided.

Item 601(b)(10)(iii)(A) of Regulation S-K requires that registrants file compensation agreements with named executive officers as exhibits to a registration statement. Compensation agreements with other executive officers need not be filed if they are immaterial in amount or significance. The additional employment agreement is expected to be entered into with Mark A. Fritz, the Senior Vice President and Chief Financial Officer, and the change in control agreement is expected to be entered into with Joyce Dismuke, the Vice President of Mortgage Lending. Mr. Fritz and Ms. Dismuke are both executive officers of the Company. However, the agreements with Mr. Fritz and Ms. Dismuke are not material in amount or significance. In this regard, we note that Item 402 of Regulation S-K does not require that these agreements be described in the prospectus.

If other executive officers become named executive officers in the future, their compensation agreements will be filed and described in the Company’s filings with the Securities and Exchange Commission.

The Conversion and Offering

Determination of Share Price and Number of Shares to be Issued, page 117

6.	Please add information listing the fees paid to Keller & Company during the past three fiscal years, and disclose if no fees were paid other than the fees to be paid in connection with the offering.

Additional text has been added on page 116 of the prospectus to note that neither the Bank nor the Company has paid any fees to Keller & Company, Inc. other than fees paid in connection with the independent appraisal for the conversion.

Ms. Kathryn McHale

September 27, 2013

Financial Statements

Note 10 Income Taxes, page F-33

7.	We note you have not recorded a deferred tax valuation allowance at March 31, 2013. We also note your disclosure on page 4 that you have recorded net losses in recent years and that you do not anticipate recording net income until you experience significant growth in your earnings base pursuant to your business plan and that assuming successful execution of your business plan, you expect a return to profitability in fiscal 2015.

In determining the need for a deferred tax asset valuation allowance and considering the guidance in paragraphs 21 – 23 of ASC 740-10-30, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years, which is considered a significant piece of negative evidence that is difficult to overcome. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified.

Please provide us an accounting analysis that details the specific positive and negative evidence you considered in determining that your deferred tax assets will more likely than not be realized at March 31, 2013. Your analysis should include but not be limited to:

a.	An analysis of your historical taxable income, projected future tax or US GAAP income by year and a schedule detailing the amounts and years you expect to realize the benefits from your deferred tax assets.

b.	For your projections of future tax or US GAAP income, please:

i.	identify the most significant inputs and assumptions,
ii.	provide a qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your projections,
iii.	provide specific evidence which supports the inputs and assumptions, and
iv.	provide a sensitivity analysis using reasonably likely alternatives for key assumptions.

c.	An analysis comparing actual versus forecasted taxable income or US GAAP income for the fiscal years ended September 31, 2012, 2011 and 2010 and your most recent interim periods identifying and explaining the reasons for any significant differences.

Ms. Kathryn McHale

September 27, 2013

The Bank performed an evaluation of its deferred tax assets at June 30, 2013 and at September 30, 2012, its fiscal year end. In making the determination of whether a deferred tax asset is more likely than not to be realized, the Bank evaluates all available positive and negative evidence including the possibility of future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial results. A deferred tax asset valuation allowance is established to reduce the net carrying amount of deferred tax assets if it is determined to be more likely than not that all or some portion of the deferred tax asset will not be realized. No allowance was deemed necessary at June 30, 2013 or September 30, 2012 based on the following observations.

•

The Bank has suffered net losses from 2008 through 2011. During that time the provision for loan losses was over $1.0 million each year, a trend that is starting to diminish based on the quality of the loan portfolio.

•	During 2013 the level of charge-offs has significantly declined, demonstrating further evidence that the loan portfolio is improving.

•

The balance in the foreclosed asset account has also decreased over the same time period, and with it the related expenses and losses on the dispositions of these assets and the conversion to earning assets from nonearning assets.

•

Of the $1.8 million of net deferred tax assets, $1.1 million pertains to the net operating loss carryforward which has a 30 year life, providing a significant amount of time for the Bank to utilize the asset. The other significant deferred tax asset, in the amount of $481,000, relates to the allowance for loan losses. We do not believe that there will be any years in which a significant amount of taxable income is required to offset the anticipated reversal of a given difference and the expected reversal of timing differences is not so large as to preclude the likelihood of sufficient taxable income to allow the use of net operating loss carryforwards.

•

The Bank will be receiving a capital contribution of approximately $6.3 million from the Company upon completion of the conversion and stock offering. This contribution, which will occur in late 2013 or early 2014, will have a positive effect on the Bank’s earnings.

•	Projected financial results from 2014 through 2016 indicate that while the Bank might sustain a loss in 2014, the following two years should be profitable.

Ms. Kathryn McHale

September 27, 2013

Exhibit 8.1

8.	Please revise the first sentence of your opinion to clarify that your opinion relates to the Federal income tax consequences of the conversion, rather than the Wisconsin income tax consequences.

A revised form of tax opinion addressing the staff’s comment has been filed as Exhibit 8.1 to the Amended Form S-1.

9.	It is not appropriate for the opining party to “disclaim” any obligation to advise as to any change in any matter considered in the opinion. Revise the fourth sentence of the second paragraph on page 2. Please make the corresponding change to Exhibit 8.2.

A revised form of tax opinion addressing the staff’s comment has been filed as Exhibit 8.1 to the Amended Form S-1.

10.	We note that paragraphs 7 and 8 are subject to uncertainty. Please therefore add a risk factor setting forth the risks of uncertain tax treatment to investors. Refer to Section III.C.4 of Staff Legal Bulletin No. 19.

An additional risk factor regarding the risk of uncertain tax treatment has been added on page 28 of the prospectus.

Exhibit 8.2

11.	Any language that states or implies that the tax opinion is only for the benefit the board or that only the board is entitled to rely on the opinion is unacceptable. Please revise the second sentence of the first paragraph on page 3. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19.

A revised form of tax opinion addressing the staff’s comment has been filed as Exhibit 8.2 to the Amended Form S-1.

Exhibit 99.3

12.	Please provide the staff with the exhibits to the appraisal report. Please note that we may have comments on the report once we have reviewed it in its entirety.

The Company has provided the staff with copies of the full appraisal report, including all exhibits.

*  *  *  *

Ms. Kathryn McHale

September 27, 2013

We believe the foregoing is responsive to the Staff’s comments. Please direct any comments or questions to the undersigned at (202) 274-2003.

Sincerely,

/s/ Michael J. Brown

Michael J. Brown

Enclosures

cc:	Mr. James R. Bradley, Jr., President and CEO
Kip A. Weissman, Esq.